August 30, 2002




Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Attn: Richard Pfordte, Esq.

Re:	IDEX Mutual Funds - PEA #48
	File No. - 33-2659
	CIK #0000787623
	Accession Number: 0000950144-02-003905

Ladies and Gentlemen:

	IDEX Mutual Funds hereby requests the withdrawal of the above-referenced Post-Effective Amendment No. 48 to its Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. This amendment was originally filed with the Securities and Exchange Commission ("SEC") on April 15, 2002, and it relates to the addition of I Shares to IDEX Mutual Funds ("IDEX"). IDEX no longer has a need to offer this class of shares and now desires to withdraw this Amendment to its Registration Statement.

	No securities were issued or sold pursuant to the Amendment to the Registration Statement. The Amendment to the Registration
Statement has not been declared effective by the SEC.

	If you have any questions regarding this request for withdrawal, please do not hesitate to contact me at 727/299-1824.

							Very truly yours,

							IDEX Mutual Funds



							/s/ John K. Carter
					By:		John K. Carter, Esq.
					Title:	Vice President, Secretary &
							General Counsel



Cc: 	Cindy Rose
	Securities and Exchange Commission